Filed Pursuant to Rule 433

Registration No. 333-170622

FIRST PACTRUST BANCORP, INC.

$33,000,000

7.50% SENIOR NOTES DUE APRIL 15, 2020

FINAL TERMS AND CONDITIONS

Issuer:	First PacTrust Bancorp, Inc.

Type of Security:	Senior Notes

Aggregate Principal Amount:	$33,000,000

Trade Date:	April 18, 2012

Settlement Date (T+3):	April 23, 2012

Final Maturity:	April 15, 2020

Coupon:	7.50% The notes are expected to trade “flat,” meaning that purchasers will not pay and sellers will not receive any accrued and unpaid interest on the notes that is not included in the trading price.

Issue Price to Investors:	$25 per note

Underwriters’ Discount:	$1.00 per note

Proceeds to Issuer (before expenses):	$31,680,000

Interest Payment Dates:	Quarterly in arrears on January 15, April 15, July 15, and October 15, commencing on July 15, 2012

Day Count Convention:	30/360, unadjusted

Redemption Provision:	In whole or in part on April 15, 2015, or on any scheduled interest payment date thereafter, at a redemption price equal to 100% of the principal amount

Denominations:	$25 denominations and $25 integral multiples thereof

Exchange:	We have applied to list the notes on the NASDAQ Global Market. We expect trading in the notes on NASDAQ to begin within 30 days of April 23, 2012, the original issue date.

CUSIP/ISIN:	33589V 309 / US33589V3096

Sole Book-Running Manager:	Sandler O’Neill & Partners, L.P.

Co-Lead Managers:	D.A. Davidson & Co. Sterne Agee & Leach, Inc. Wunderlich Securities

Co-Manager:	FIG Partners, LLC

Description of Notes:

The “Description of Notes” in the prospectus supplement is hereby amended as follows:

The first sentence following the heading: “Limitation Upon Disposition of Voting Stock of Certain Subsidiaries” is deleted in its entirety and replaced with the following:

“We may not sell, assign, transfer or otherwise dispose of, or permit the issuance of, or permit a direct or indirect subsidiary to sell, assign, transfer or otherwise dispose of, any shares of voting stock of any subsidiary, or any securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of any subsidiary, which subsidiary, in either case, is: (a) a principal constituent bank or (b) a subsidiary which owns shares of voting stock of a principal constituent bank or any securities convertible into or options, warrants or rights to subscribe for or purchase shares of voting stock of a principal constituent bank.”

The following is added immediately following the first paragraph under the heading “Events of Default”:

“In addition, the following shall also be an event of default with respect to the notes: an event of default, as defined in any bond, note, debenture or other evidence of indebtedness for borrowed money of First PacTrust or any principal constituent bank or under any mortgage, indenture, trust agreement or other instrument securing, evidencing or providing for any indebtedness for borrowed money of First PacTrust or any principal constituent bank as a result of which indebtedness for borrowed money of First PacTrust or such principal constituent bank in excess of U.S.$25,000,000 in aggregate principal amount shall be or become accelerated so as to be due and payable prior to the date on which the same would otherwise become due and payable and such acceleration shall not have been annulled or rescinded within 30 days of notice of such acceleration to First PacTrust or such principal constituent bank.”

Underwriting:	Certain of our directors and executive officers may purchase notes in this offering at the public offering price.

The Issuer has filed a registration statement (including a prospectus supplement) on Form S-3 (File No. 333-170622) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Sandler O’Neill at (866) 805-4128.